Exhibit 99.3
Algoma Annual Report 2003 \ 31

Auditors’ Report

TO THE SHAREHOLDERS OF ALGOMA STEEL INC.
We have audited the consolidated balance sheets of Algoma Steel Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the year ended December 31, 2003, the eleven months ended December 31, 2002, one month ended January 31, 2002 and year ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003, eleven months ended December 31, 2002, one month ended January 31, 2002 and year ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 23, 2004 [except note 24, which is as of February 6, 2004]

Comments by Auditors for U.S. Readers on
Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated January 23, 2004 [except note 24, which is as of February 6, 2004] is expressed in accordance with Canadian reporting standards that do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 23, 2004 [except note 24, which is as of February 6, 2004]

32 \ Algoma Annual Report 2003

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Algoma Steel Inc. (“Algoma”) have been prepared in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These statements include certain amounts based on management’s estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with that in the financial statements.

The integrity and reliability of Algoma’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. These systems are designed to provide reasonable assurance that the financial information is reliable and accurate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with management and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Following its review of the financial statements and discussions with the auditors, the Audit Committee reports to the Board of Directors prior to its approval of the financial statements. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by Ernst & Young LLP, in accordance with generally accepted auditing standards.

D. Turcotte	G. Manchester
President and CEO	Vice President, Finance and CFO

Sault Ste. Marie, Ontario
January 23, 2004

Algoma Annual Report 2003 \ 33

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(Restated – note 3)
Sales	$1,138	$1,080	$88	$961

Operating expenses
Cost of sales	1,024	916	90	1,010
Administrative and selling	46	36	3	38
Amortization	55	52	6	70

	1,125	1,004	99	1,118

Income (loss) from operations	13	76	(11)	(157)
Financial expense (income)
Interest on long-term debt (note 9)	20	20	–	16
Foreign exchange loss (gain)	(40)	–	(2)	33
Other interest	6	11	7	69

	(14)	31	5	118

Income (loss) before the following	27	45	(16)	(275)
Gain on demutualization of insurance provider (note 21)	–	–	–	19
Loss on disposal of joint venture interest (note 19)	–	–	(7)	–
Reorganization expenses (note 15)	–	–	(3)	(51)

Income (loss) before income taxes	27	45	(26)	(307)
Provision for income taxes (note 14)	18	28	–	56

Net income (loss)	$9	$17	$(26)	$(363)

Net income (loss) per common share (note 11)
Basic	$0.33	$0.72	$(0.49)	$(6.77)

Diluted	$0.27	$0.56	$(0.49)	$(6.77)

Retained earnings (deficit)
Balance, beginning of period	$16	$–	$(264)	$99
Net income (loss)	9	17	(26)	(363)
Accretion of equity component of convertible long-term debt	(1)	(1)	–	–
Fresh start adjustment (note 1)	–	–	290	–

Balance, end of period	$24	$16	$–	$(264)

See accompanying notes.

34 \ Algoma Annual Report 2003

Consolidated Balance Sheets

	December 31	December 31
(Canadian $ millions)	2003	2002

		(Restated – note 3)
Assets
Current
Accounts receivable (notes 17 and 23(c))	$134	$154
Inventories (note 4)	211	270
Prepaid expenses (note 16)	10	21
Capital assets held for sale (note 6)	12	–

	367	445

Capital assets, net (note 5)	653	685
Capital assets held for sale (note 6)	2	–
Deferred charges, net	4	2

	$1,026	$1,132

Liabilities and Shareholders’ equity
Current
Bank indebtedness (note 8)	$20	$89
Accounts payable and accrued liabilities (note 7)	91	87
Accrued interest on long-term debt (note 9(a))	9	20
Income and other taxes payable	8	4
Accrued pension liability and post-employment benefit obligation (note 10)	29	29
Current portion of term loan (note 8)	–	29

	157	258

Long-term debt (note 9)	164	201
Accrued pension liability (note 10)	88	88
Accrued post-employment benefit obligation (note 10)	228	223
Other long-term liabilities (note 20)	19	17

	499	529

Contingencies and commitments (notes 16 and 19)

Shareholders’ equity
Capital stock (notes 11 and 12)	215	214
Convertible long-term debt (note 9)	19	19
Contributed surplus (note 13)	112	96
Retained earnings	24	16

	370	345

	$1,026	$1,132

See accompanying notes.

On behalf of the Board:

Benjamin Duster	Patrick Lavelle
Director	Director

Algoma Annual Report 2003 \ 35

Consolidated Statements of Cash Flows

			Pre-reorganization
		Eleven	One
	Year ended	months ended	month ended	Year ended
	December 31	December 31	January 31	December 31
(Canadian $ millions)	2003	2002	2002	2001

		(Restated – note 3)
Operating activities
Net income (loss)	$9	$17	$(26)	$(363)
Adjustments and items not affecting cash
Amortization	55	52	6	70
Future income tax expense (note 14)	16	26	–	54
Pension and other post-employment benefit expense in excess of payments (note 10)	5	1	–	6
Foreign exchange loss (gain) on long-term debt and accrued interest	(39)	(1)	(2)	31
Deferred interest on long-term debt (note 9(a))	9	20	–	–
Cost savings repayment due in future years (note 20)	10	10	–	–
Loss on disposal of joint venture interest (note 19)	–	–	7	–
Reorganization expenses (note 15)	–	–	–	37
Other	2	2	(3)	2

	67	127	(18)	(163)
Changes in operating working capital components affecting cash (note 18)	88	(102)	49	144

	155	25	31	(19)

Investing activities
Capital asset additions, net of proceeds	(37)	(25)	(1)	(22)

Financing activities
Proceeds from (repayment of) term loan	(29)	(21)	50	–
Payment of deferred interest on long-term debt (note 9(a))	(17)	–	–	–
Increase in other long-term liabilities (note 20)	2	–	–	–
Financing expense	(5)	–	–	–
Increase (decrease) in bank indebtedness	(69)	21	(80)	41

	(118)	–	(30)	41

Cash
Change during period	–	–	–	–
Balance, beginning of period	–	–	–	–

Balance, end of period	$–	$–	$–	$–

Supplemental information
Income taxes paid	$–	$–	$–	$–

Interest paid	$30	$10	$–	$48

See accompanying notes.

36 \ Algoma Annual Report 2003

Notes to Consolidated Financial Statements
(in Canadian $ millions, except as noted)

Note 1 Financial Reorganization and Basis of Presentation

FINANCIAL REORGANIZATION
After emerging from protection under the Companies’ Creditors Arrangement Act (“CCAA”) on January 29, 2002, Algoma Steel Inc. (the “Corporation”) implemented a financial reorganization. The Corporation accounted for the reorganization using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes the Corporation used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The revaluation adjustment of $441 million and the deficit of $290 million were reclassified as contributed surplus, resulting in a net increase of $151 million.

BASIS OF PRESENTATION
The consolidated financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that would be necessary if the “going concern” assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these consolidated financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated financial statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

Note 2 Summary of Significant Accounting Policies

The Corporation’s significant accounting policies comply, in all material respects, with those generally accepted in the United States, except as described in note 23. Significant accounting policies are summarized below:

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation, its subsidiaries and, for comparative periods prior to January 1, 2002, its proportionate share of the operating results and cash flows from its joint venture interest in the Tilden Mining Company L.C. (note 19).

REVENUE RECOGNITION
Revenue is recognized on the sale of manufactured products when legal title passes to the customer, which generally occurs at the time of shipment.

Algoma Annual Report 2003 \ 37

INVENTORIES
Inventories are valued at the lower of average cost and market value. Market value is defined as net realizable value. Average cost is comprised of direct costs and an allocation of production overheads for finished goods and work in process.

CAPITAL ASSETS
Capital assets are recorded at their historical cost. For purposes of implementing fresh start accounting on January 31, 2002 (note 1), capital assets were valued at their estimated fair value of $712 million. Interest incurred in connection with the construction of major new facilities is capitalized until the asset is ready for its intended use.

Amortization is calculated using the straight-line method based on an estimated life of 20 years, except for the following. Major new facilities are amortized using a unit of production basis until a commercial level of production is reasonably sustained and using the straight-line method thereafter. Amortization on the Direct Strip Production Complex is calculated using the straight-line method commencing July 1, 1999. The cost of mill rolls is amortized using the straight-line method over their estimated lives while the cost of relining the blast furnace is amortized over its estimated life on a unit of production basis.

INCOME TAXES
The Corporation follows the liability method of income tax allocation. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCING COSTS
Financing costs associated with the issue of debt and entering into debt facilities are deferred and amortized on a straight-line basis over the term of the debt or debt facility as a component of interest expense. Financing costs related to equity issues are accounted for as a reduction of capital stock.

TRANSLATION OF FOREIGN CURRENCIES
Foreign currency monetary assets and liabilities of domestic operations and integrated U.S. subsidiaries are translated at year-end exchange rates. All non-monetary assets and liabilities are translated using historical rates. Revenue and expenses are translated using average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at historical rates. All gains and losses resulting from foreign currency translation are included in the determination of net income (loss) as incurred.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The cost of pension benefits earned by employees is determined using the projected benefit method pro-rated on service. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the expected average remaining service lives of active employees. Values of the pension fund assets are based on market values. Pension benefit obligations are determined by independent actuaries using funding assumptions in accordance with relevant legislation. The annual measurement date of the plans is November 30.

The Corporation also provides for other post-employment benefits upon retirement for employees and their dependants. The cost of these benefits is accrued over the service lives of the employees based on actuarial estimates.

EARNINGS PER SHARE
Basic earnings per share is determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by applying the treasury stock method to outstanding stock options and the “if-converted” method to outstanding convertible debentures and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

38 \ Algoma Annual Report 2003

ENVIRONMENTAL COSTS
For environmental liabilities that can be estimated, the Corporation accrues based upon the Corporation’s best estimate of the costs to be incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the Corporation’s long-term debt is based on current market prices. The fair value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income and other taxes payable and the term loan approximates carrying value due to the short-term nature of these instruments.

DERIVATIVE FINANCIAL INSTRUMENTS
To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Corporation uses natural gas and electricity swap contracts with maturities of twelve months or less. The Corporation does not utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The Corporation designates its natural gas and electricity swap contracts as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swap contracts. Unrealized gains and losses on the swap contracts are not recognized until realized.

STOCK-BASED COMPENSATION PLANS
At December 31, 2003, the Corporation has three stock-based compensation plans as described in note 12. The Corporation accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation.

Note 3 Accounting Change

As at and for the eleven months ending December 31, 2002, the Corporation recognized the benefit of tax assets that arose prior to the financial reorganization as a reduction of the provision for income taxes. Canadian GAAP requires that the benefit be treated as an adjustment to contributed surplus. Accordingly, the Corporation has restated the 2002 amounts by increasing the provision for income taxes and contributed surplus by $26 million. Further, the basic and diluted earnings per common share are reduced from $1.89 to $0.72 and $1.42 to $0.56, respectively for the eleven months ending December 31, 2002. This adjustment has no effect on cash or ending shareholders’ equity.

Note 4 Inventories

	December 31	December 31
	2003	2002

Raw materials and supplies	$104	$123
Work in process	43	72
Finished products	64	75

	$211	$270

Algoma Annual Report 2003 \ 39

Note 5 Capital Assets

	December 31	December 31
	2003	2002

Land	$3	$6
Manufacturing plant and equipment	721	711
Construction in progress	32	19

	756	736
Accumulated amortization	103	51

	$653	$685

Note 6 Capital Assets Held for Sale

The Corporation has signed an agreement of purchase and sale dated September 2, 2003 for the sale of an unused manufacturing facility. The net realizable value from the sale is expected to approximate $12 million, which is the book value of the assets.

The Corporation is also in negotiations to sell some excess land. The net realizable value from the sale is expected to approximate $2 million, which is the book value of the land.

Both sales are expected to be completed in the first quarter of 2004.

Note 7 Accounts Payable and Accrued Liabilities

	December 31	December 31
	2003	2002

Trade payables	$31	$33
Accrued liabilities	16	24
Wages and employee deductions payable	22	12
Accrued vacation pay	22	18

	$91	$87

Note 8 Banking Facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement (“Agreement”). The Agreement expires on September 3, 2007 and provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves.

At December 31, 2003 there was $125 million of unused availability under the Revolving Facility after taking into account $34 million of outstanding letters of credit (December 31, 2002 – $68 million of unused availability with $26 million of outstanding letters of credit under the previous banking agreement). The Revolving Facility is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation’s option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

The amount owing on the previous Term Facility at December 31, 2002 of $29 million was repaid during the year ended December 31, 2003.

Under the terms of the Agreement, the Corporation is required to be in compliance with various restrictive covenants.

40 \ Algoma Annual Report 2003

Note 9 Long-Term Debt

	December 31	December 31
	2003	2002

11% Notes maturing December 31, 2009, principal value
U.S. $125 million (December 31, 2002 – U.S. $125 million) (a)	$162	$197
1% convertible Notes maturing December 31, 2030, principal value
U.S. $37.9 million (December 31, 2002 – U.S. $38.6 million) (b)	2	4

	164	201
Less: current portion	–	–

	$164	$201

(a)
The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 was paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets and a second charge on other assets. The fair market value of the Notes at December 31, 2003 was approximately $169 million (U.S. $131 million) based upon the quoted market price (December 31, 2002 – $144 million (U.S. $91 million)).

(b)
The collateral, interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holders’ option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate. The fair market value of the 1% Notes at December 31, 2003 was approximately $34 million (U.S. $27 million) based upon the quoted market price (December 31, 2002 – $21 million (U.S. $14 million)).

During the year ended December 31, 2003, U.S. $0.7 million principal value of 1% Notes were converted at the holders’ option into 0.1 million common shares resulting in $0.4 million of the equity component and $0.1 million of the debt component being transferred to share capital.

Note 10 Pension and Other Post-Employment Benefits

The Corporation maintains non-contributory defined benefit pension plans that cover substantially all of its employees. The benefits for salaried and hourly employees are based on years of service and average earnings for a defined period prior to retirement. Each of the pension plans has benefit obligations in excess of plan assets.

As part of the financial reorganization (note 1) the Corporation restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by the Corporation in a separate plan.

Algoma Annual Report 2003 \ 41

COMPONENTS OF PENSION EXPENSE

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Current service cost	$16	$15	$1	$25
Interest cost	33	28	8	94
Projected return on plan assets	(21)	(21)	(7)	(87)
Recognized net actuarial loss	–	–	–	1
Amortization of actuarial loss (gain)	1	–	–	(1)

Pension expense	$29	$22	$2	$32

CHANGES IN PENSION BENEFIT OBLIGATION

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Benefit obligation at beginning of period	$445	$438	$1,570	$1,388
Current service cost	16	15	1	25
Interest cost	33	28	8	94
Actuarial loss (gain)	38	(20)	–	159
Benefits paid	(20)	(16)	(8)	(96)
Disposition of joint venture interest (note 19)	–	–	(112)	–
Reorganization adjustment (note 1)	–	–	(1,131)	–
Fresh start adjustment (note 1)	–	–	110	–

Benefit obligation at end of period	$512	$445	$438	$1,570

CHANGE IN PENSION PLAN ASSETS

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Market value at beginning of period	$306	$327	$1,018	$1,101
Actual return on plan assets	25	(29)	8	(18)
Employer contributions	30	24	2	31
Benefits paid	(20)	(16)	(8)	(96)
Disposition of joint venture interest (note 19)	–	–	(81)	–
Reorganization adjustment (note 1)	–	–	(612)	–

Market value at end of period	$341	$306	$327	$1,018

42 \ Algoma Annual Report 2003

RECONCILIATION OF FUNDED STATUS

				Pre-
				reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Funded status	$(171)	$(139)	$(111)	$(552)
Unrecognized actuarial loss	63	30	–	267
Employer contributions after measurement date	3	3	–	3
Unrecognized net pension obligation	–	–	–	(2)
Unrecognized prior service costs	–	–	–	6

Accrued pension liability	$(105)	$(106)	$(111)	$(278)

The pension fund assets principally include marketable equity securities and corporate and government debt securities that are selected by professional investment managers.

The significant assumptions used in determining the actuarial present value of the pension benefit obligation were as follows:

			Pre-reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Discount rate	5.75 – 6.75%	7.00%	6.75%	6.50%
Expected return on plan assets	6.75%	6.75%	8.00%	8.00%

In determining the accrued pension liability at December 31, 2003, the annual rate of increase in compensation levels was estimated at 2% for the first year and 4% thereafter (2002 – 2% for the first three years and 4% thereafter).

FUNDING INFORMATION
Total pension funding during the twelve months ended December 31, 2003 was $30 million (2002 – $26 million; 2001 – $31 million).

COMPONENTS OF POST-EMPLOYMENT BENEFIT EXPENSE

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Current service cost	$2	$2	$–	$3
Interest cost	15	14	1	15
Amortization of actuarial loss	–	–	–	1
Amortization of net asset obligation	–	–	–	1

Post-employment benefit expense	$17	$16	$1	$20

A 5.24% weighted average annual rate of increase in the per capita cost of healthcare benefits was assumed for 2003. It was projected that the rates would gradually decrease to 4.5% in 2011 and remain at that level thereafter. Increasing the trend by 1% would change the accumulated benefit obligation at December 31, 2003 by approximately $35 million and the post-employment benefit expense for 2003 by approximately $4 million. Decreasing the trend by 1% would change the accumulated benefit obligation at December 31, 2003 by approximately $29 million and the post-employment benefit expense for 2003 by approximately $1 million.

Algoma Annual Report 2003 \ 43

CHANGE IN POST-EMPLOYMENT BENEFIT OBLIGATION

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Benefit obligation at beginning of period	$231	$228	$256	$206
Current service cost	2	2	–	3
Interest cost	15	14	1	15
Actuarial loss (gain)	6	(4)	–	45
Benefits paid	(11)	(9)	(1)	(13)
Disposition of joint venture interest (note 19)	–	–	(58)	–
Reorganization adjustment (note 1)	–	–	4	–
Fresh start adjustment (note 1)	–	–	26	–

Benefit obligation at end of period	$243	$231	$228	$256

CHANGE IN POST-EMPLOYMENT PLAN ASSETS

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Market value at beginning of period	$–	$–	$11	$10
Employer contributions	–	–	–	1
Disposition of joint venture interest (note 19)	–	–	(11)	–

Market value at end of period	$–	$–	$–	$11

RECONCILIATION OF FUNDED STATUS

				Pre-
				reorganization
	December 31	December 31	January 31	December 31
	2003	2002	2002	2001

Funded status	$(243)	$(231)	$(228)	$(245)
Unrecognized actuarial loss (gain)	2	(4)	–	75
Benefits paid after measurement date	1	1	–	1
Unrecognized net benefit obligation	–	–	–	12

Accrued post-employment benefit obligation	$(240)	$(234)	$(228)	$(157)

The discount rate used in determining the actuarial present value of the post-employment benefit obligation at December 31, 2003 was 6.5% (December 31, 2002 – 7%; January 31, 2002 – 6.75%; December 31, 2001 – 6.75%).

FUNDING INFORMATION
Payments made for other post-employment benefits were $11 million in the twelve months ended December 31, 2003 (2002 – $10 million; 2001 – $13 million), and are on a pay-as-you-go basis.

44 \ Algoma Annual Report 2003

Note 11 Capital Stock

COMMON SHARES
Authorized – unlimited number

The following table summarizes the share capital transactions since January 31, 2002 expressed in millions of shares, options and dollars:

			Common shares
	Stock options		To be issued		Issued and outstanding
		Ascribed		Stated		Stated
	# options	value	# shares	capital	# shares	capital

Balance at January 31, 2002 (a)	4.0	$40.0	16.0	$160.0	–	$–
Issued under Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 9)					3.8	13.7
Shares issued as employee compensation					–	0.2
Directors’ Share Award Plan (note 11)			–	0.1	–	0.1

Balance at December 31, 2002	–	$–	–	$0.1	23.8	$214.0
Conversion of long-term debt (note 9(b))					0.1	0.5
Stock options granted (note 12)	0.3	0.3
Directors’ Share Award Plan (note 12):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at December 31, 2003	0.3	$0.3	–	$0.1	24.0	$214.7

(a)	As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1). Employees received 4 million common shares on February 12, 2002, upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

BASIC AND DILUTED EARNINGS PER SHARE
Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of the beginning of each period at the Conversion Price (note 9) and the dilutive effect of the stock-based compensation plans (note 12).

Algoma Annual Report 2003 \ 45

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Basic
Net income (loss)	$9	$17	$(26)	$(363)
Convertible debt – net charge to retained earnings (deficit)	(1)	(1)	-	-

Net income (loss) attributable to common shareholders	$8	$16	$(26)	$(363)

Diluted
Net income (loss)	$9	$17	$(26)	$(363)
Convertible debt – net charge to income	–	–	–	–

Net income (loss) attributable to common shareholders	$9	$17	$(26)	$(363)

Basic weighted average number of common shares outstanding	24.00	22.18	53.65	53.65
Common shares issued on the assumed conversion of convertible long-term debt	6.36	7.84
Common shares issued on the assumed exercising of stock options	0.19	0.02	–	–

Diluted weighted average number of common shares outstanding	30.55	30.04	53.65	53.65

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002. The 4 million shares issued to employees were included as of February 12, 2002.

Note 12 Stock-Based Compensation Plans

At December 31, 2003, the Corporation has three stock-based compensation plans, which are described below. The Corporation accounts for its grants under these plans in accordance with the fair value based method of accounting for stock-based compensation. The compensation expense recognized for all awards granted under these plans for the year ended December 31, 2003 was $0.47 (eleven months ended December 31, 2002 – $0.22).

SHARE AWARD PLAN
In May 2002, the shareholders of the Corporation approved a Share Award Plan for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Share Award Plan are issued quarterly. The Corporation accounts for the related compensation expense based on the fair market value of the shares on the date granted. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares. During the year ended December 31, 2003, 84,087 shares were awarded with an average fair market value of $2.72 per share (eleven months ended December 31, 2002 – 44,636 shares were awarded with an average fair market value of $4.83 per share).

46 \ Algoma Annual Report 2003

SHARE OPTION PLAN
In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved two million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. During the year ended December 31, 2003, 260,777 options were granted with a weighted average exercise price of $1.78 per share. Options for 123,112 shares vested on the grant date with the remainder vesting on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $1.08 per share was determined using the Black-Scholes options pricing model with the following assumptions:

Expected time until exercise	5 years
Risk-free interest rate	4%
Expected volatility in stock price	70%
Expected dividend yield	0%

A summary of the status of the Corporation’s share option plan as of December 31, 2003 is as follows:

		Weighted
		Average
		Exercise
	Options	Price

Balance outstanding at December 31, 2002	–	$–
Granted	260,777	1.78
Exercised	–	–
Forfeited/expired	–	–

Balance outstanding at December 31, 2003	260,777	$1.78

Exercisable at December 31, 2003	123,112	$1.78

RESTRICTED SHARE UNIT PLAN
In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary of the grant date. The Corporation has reserved one million common shares for issuance under the plan. During the year ended December 31, 2003, the Corporation granted 27,300 restricted share units with a grant date fair value of $1.67 per unit. All of these restricted share units were outstanding at December 31, 2003.

Note 13 Contributed Surplus

	December 31	December 31
	2003	2002

Contributed surplus, as previously reported	$112	$70
Adjustment for accounting change (note 3)	–	26

Contributed surplus, as restated	$112	$96

Algoma Annual Report 2003 \ 47

Note 14 Income Taxes

The provision for income taxes is summarized as follows:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

		(Restated – note 3)
Current	$2	$2	$–	$2
Future	16	26	–	54

	$18	$28	$–	$56

Future income taxes have been provided on the following temporary differences:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

(Restated – note 3)
Non-deductible accounting reserves	$(1)	$(3)	$1	$(1)
Non-deductible pension and post-employment expense	(10)	(9)	–	–
Tax depreciation greater (less) than book amortization	–	–	(2)	(21)
Realization of income tax assets not recognized on implementation of fresh start accounting:
Non-deductible accounting reserves	–	5	–	–
Capital assets	(2)	14	–	–
Tax loss carryforwards	2	(3)	–	–
Pension and post-employment costs	10	9	–	–
Other	–	1	–	–
Effect of rate reduction (increase)	(2)	–	–	28
Loss carryforwards	–	–	(13)	(52)
Unrealized foreign exchange gains (losses) on $U.S. debt	6	–	–	(5)
Disposition of joint venture interest	–	–	(10)	–
Decrease in future income tax assets resulting from financial reorganization (note 1)	–	–	65	–
Other	–	–	(2)	(10)

	3	14	39	(61)
Increase (decrease) in valuation allowance (only applicable to tax assets arising after implementing fresh start accounting for 2003 and period ended December 31, 2002)	13	12	(39)	115

	$16	$26	$–	$54

48 \ Algoma Annual Report 2003

The geographical components of the income (loss) before income taxes is as follows:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Canada	$31	$45	$(20)	$(308)
United States	(4)	–	(6)	1

	$27	$45	$(26)	$(307)

EFFECTIVE INCOME TAX RATE
The following table explains the variation between the Corporation’s provision for income taxes and the statutory income tax rate:

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

	(Restated – note 3)
Income tax provision based on the combined statutory rate of 42% [2002 – 42%; 2001 – 43%]	$11	$19	$(11)	$(132)
Add (deduct):
Non-deductible (taxable) items	(6)	(1)	–	6
Manufacturing and processing credit	–	(4)	2	27
Unrecognized income tax benefit of initiating deductible differences	12	12	–	–
Unrecorded income tax benefit of current period loss	–	–	9	101
Increase in valuation allowance on future income tax assets of U.S. subsidiary	–	–	–	54
Large Corporations Tax	2	2	–	2
Other, net	(1)	–	–	(2)

Provision for income taxes	$18	$28	$–	$56

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 33% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus; and a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

Algoma Annual Report 2003 \ 49

Components of future income tax assets and liabilities are summarized as follows:

	December 31, 2003		December 31, 2002

	Pre-fresh	Post-fresh	Pre-fresh	Post-fresh
	Start	Start	Start	Start
Future income tax assets – current
Canadian taxes
Accounting reserves not deductible for tax purposes	$–	$4	$–	$3
Tax loss carryforwards	13	–	7	–

	13	4	7	3
Valuation allowance	(13)	(4)	(7)	(3)

Total current	–	–	–	–

Future income tax assets – non-current
Canadian taxes
Capital assets	41	–	32	–
Tax loss carryforwards	35	–	37	–
Unfunded pension benefits	26	10	29	4
Post-employment benefit obligation	70	11	66	5
Provincial minimum tax credits	13	–	13	–
Other	12	–	11	–

	197	21	188	9
Valuation allowance	(191)	(21)	(188)	(9)

	6	–	–	–

United States taxes
Tax loss carryforwards	56	–	67	–
Valuation allowance	(56)	–	(67)	–

	–	–	–	–

Future income tax (liabilities) – non-current
Canadian taxes
Unrealized foreign exchange gains on $U.S. debt	–	(6)	–	–

Total net non-current	6	(6)	–	–

Future income taxes	$6	$(6)	$–	$–

Due to cumulative losses in recent years, a valuation allowance of $229 million has been recorded against the Canadian future income tax assets at December 31, 2003. During the year ended December 31, 2003, this valuation allowance increased by $22 million as a result of an Ontario tax rate increase and additional post-fresh start tax assets offset by the realization of pre-fresh start tax assets in reducing taxable income. In accordance with GAAP, any benefit recognized in respect of the pre-fresh start tax assets is credited directly to contributed surplus (note 3).

The Corporation’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), has not engaged in any business activity since the disposition of its joint venture interest (note 19). Consequently, a full valuation allowance of $56 million has been recorded against its future income tax assets. The U.S. future income tax assets decreased by $11 million in 2003 as a result of the foreign exchange effect of a stronger Canadian dollar.

50 \ Algoma Annual Report 2003

LOSS CARRYFORWARDS
The Corporation’s non-capital loss carryforwards were reduced by approximately $180 million as a result of debts being discharged under the financial reorganization for less than their principal amount. After giving effect to the reorganization, Federal and Ontario non-capital loss carryforwards at December 31, 2003 are approximately $76 million and $195 million, respectively, and expire between the years 2006 and 2009. The foreign exchange effect of the settlement of the $U.S. First Mortgage Notes under the reorganization resulted in a capital loss of $42 million that can be applied against future capital gains. A future income tax asset of $6 million has been recognized in respect of the capital loss carryforwards. The Corporation’s estimate of income tax loss carryforwards has not been reviewed by the Canada Revenue Agency and may be subject to change.

Cannelton has non-capital tax losses of approximately U.S. $53 million, U.S. $37 million of which expire between 2006 and 2010 and U.S. $16 million in 2022. Cannelton also has a capital loss of approximately U.S. $70 million that expires in 2007 and can be applied against future capital gains.

Note 15 Reorganization Expenses

The following costs have been charged to reorganization expenses as a result of the CCAA process:

	One month
	ended
	January 31	Year
	2002	2001

Unamortized discount on First Mortgage Notes	$–	$30
Deferred debt issue costs	–	7
Professional fees and other expenses	3	14

	$3	$51

Note 16 Contingencies and Commitments

Contractual commitments at December 31, 2003 amounted to $36 million relating to authorized capital projects.

Under operating leases for premises and equipment, the Corporation is obligated to make aggregate payments of $3 million, comprised of $2 million in 2004 and $1 million in 2005.

The Corporation has 13 years remaining in a 15-year agreement to source all iron ore requirements from a single supplier (note 19). The purchase commitment for 2004 under this agreement is approximately U.S. $132 million. Under the terms of the agreement, the Corporation pays for its annual purchases evenly throughout the year which, at any given time, can result in prepayments. At December 31, 2003, $5 million (U.S. $4 million) is included in prepaid expenses in this respect (December 31, 2002 – $13 million (U.S. $8 million)).

The Corporation has fixed volume and price contracts for the purchase of natural gas and electricity. The natural gas contracts have from 4 to 22 months remaining while the electricity contracts have from 4 to 24 months remaining. The 2004 purchase commitments under these contracts are approximately $75 million for natural gas and $31 million for electricity.

The Corporation has an agreement to source all coal requirements from a single supplier until March 31, 2006. The purchase commitment for 2004 under this agreement is U.S. $78 million.

The Corporation has 11-1/2 years remaining in a contract with a single supplier for the purchase of oxygen, argon and nitrogen. The annual purchases under this contract approximate $15 million.

The Corporation is committed to approximately $27 million of capital expenditures extending to 2010 for environmental compliance.

Algoma Annual Report 2003 \ 51

Note 17 Segmented Information

The Corporation is viewed as a single business segment involving basic steel production for purposes of internal performance measurement and resource allocation by the Corporation’s chief operating decision-maker. The revenue by product group is as follows:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

Sheet and strip	$848	$846	$71	$696
Plate	262	198	17	238
Other	28	36	–	27

	$1,138	$1,080	$88	$961

Sales to customers in the United States were approximately $242 million for the year ended December 31, 2003 (eleven months ended December 31, 2002 – $236 million; month of January, 2002 – $15 million; 2001 – $125 million). Export sales to other countries were approximately $17 million for the year ended December 31, 2003 (eleven months ended December 31, 2002 – $8 million; month of January 2002 – $1 million; 2001 – $19 million).

No customer had purchases of 10% or more of total sales in the year ended December 31, 2003 (eleven months ended December 31, 2002 – no customer represented 10% or more; month of January 2002 – no customer represented 10% or more; 2001 – one customer represented 11%).

At December 31, 2003, two customers each represented 13% of the accounts receivable balance (December 31, 2002 – two customers represented 11% and 10% of the accounts receivable balance; January 31, 2002 – two customers represented 10% and 8% of the accounts receivable balance).

Note 18 Changes in Operating Working Capital Components Affecting Cash

Pre-reorganization
	Eleven	One
	months ended	month ended
Year	December 31	January 31	Year
2003	2002	2002	2001

Accounts receivable	$20	$(28)	$18	$18
Inventories	59	(78)	49	65
Prepaid expenses	11	(14)	2	(5)
Accounts payable and accrued liabilities	(6)	24	(22)	68
Income and other taxes payable	4	(6)	2	(2)

	$88	$(102)	$49	$144

52 \ Algoma Annual Report 2003

Note 19 Disposition of Joint Venture Interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton, completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and the Corporation. These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

Note 20 Other Long-Term Liabilities

	December 31	December 31
	2003	2002

Environmental liabilities (a)	$7	$7
Cost savings repayment (b)	10	10
Long-term lease obligation	1	–
Other	1	–

	$19	$17

(a)
At December 31, 2003, this liability has been determined based on the Corporation’s best estimate of the costs to be incurred, discounted at a risk-free rate of 4.9% (December 31, 2002 – 5.4%). Changes in future conditions could require a change in this liability.

(b)
Under the terms of the collective bargaining agreements negotiated as part of the financial reorganization, $10 million of the 2002 cost savings will be paid to employees on June 30, 2004, and $10 million of the 2003 savings will be paid on June 30, 2005. The payments will be deferred if, at the relevant time, all accrued interest on the 11% Notes and 1% convertible Notes has not been paid.

Note 21 Demutualization Gain

The 2001 results include a gain of $19 million related to cash received on the demutualization of a former insurance provider. In late 2002 the United Steelworkers of America (“USWA”) raised with the Corporation the matter of entitlement to these demutualization proceeds. The Corporation is firmly of the view, and has advised the USWA accordingly, that the Corporation is entitled to the proceeds and that any claim to the contrary would be unlikely to succeed.

Algoma Annual Report 2003 \ 53

Note 22 Financial Instruments

The Corporation utilizes commodity price swap contracts to hedge the cost of natural gas and electricity. As at December 31, 2003, the aggregate notional amount of the natural gas swaps outstanding was approximately 4.3 million MMBtus (2002 – nil) expiring at various dates through to October 31, 2004. The Corporation pays a fixed average price of $6.30 per MMBtu and receives a floating average price per MMBtu based on the settlement price per MMBtu for the NYMEX Henry Hub Natural Gas futures contract.

As at December 31, 2003, the aggregate notional amount of the electricity swap was 120,600 Megawatt hours (2002 – nil) expiring on November 30, 2004. The Corporation pays a fixed average price of $48.50 per Megawatt hour and receives a floating average price per Megawatt hour based on the hourly Ontario energy price.

The Corporation has estimated that the fair value of these commodity price swap contracts at December 31, 2003 is $4 million based on available broker quotes, but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

Note 23	Significant Differences Between Canadian and United States Generally Accepted Accounting Principles [GAAP]

The Corporation’s consolidated financial statements are prepared using Canadian GAAP which conforms with United States GAAP (“U.S. GAAP”) except as described below.

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings (note 9). Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. The value ascribed to the holder conversion option would be reclassified within shareholders’ equity to contributed surplus.

An additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in comprehensive income.

Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

54 \ Algoma Annual Report 2003

(a)	Reconciliation of net income (loss) between Canadian and United States GAAP:

			Pre-reorganization
		Eleven	One
		months ended	month ended
	Year	December 31	January 31	Year
	2003	2002	2002	2001

		(Restated – note 3)
Net income (loss) as reported	$9	$17	$(26)	$(363)
Accretion of equity component of convertible long-term debt	(1)	(1)	–	–
Foreign exchange adjustment on equity component of long-term debt	1	–	–	–
Reorganization and fresh start adjustments [restated (i)]	–	–	441	–
Adjustment relating to joint venture’s change in accounting policy on pension assets	–	–	–	5

Net income (loss) in accordance with U.S. GAAP	9	16	415	(358)
Change in fair value of swap contracts	4	–	–	–
Additional minimum pension liability	(47)	(5)	–	(7)

Comprehensive income (loss) in accordance with U.S. GAAP	$(34)	$11	$415	$(365)

Net income (loss) per share:
Basic	$0.38	$0.72	$7.74	$(6.67)

Diluted	$0.29	$0.53	$7.74	$(6.67)

Comprehensive income (loss) per share:
Basic	$(1.42)	$0.50	$7.74	$(6.80)

Diluted	$(1.42)	$0.37	$7.74	$(6.80)

	(i)	The U.S. GAAP information for the one month ended January 31, 2002 has been restated to reflect the reorganization and fresh start adjustments to the reported amounts of assets and liabilities as an entry to net income.

(b)	As a result of the Canadian/U.S. GAAP reconciliation and additional disclosure requirements under U.S. GAAP, the changes to the consolidated balance sheet are as follows:

		December 31	December 31
		2003	2002

(i)	Swap asset
	Balance under Canadian GAAP	$–	$–
	Fair value of swap contracts	4	–

	Balance under U.S. GAAP	$4	$–

(ii)	Accrued pension liability
	Balance under Canadian GAAP	$88	$88
	Additional minimum pension liability	52	5

	Balance under U.S. GAAP	$140	$93

(iii)	Long-term debt
	Balance under Canadian GAAP	$164	$201
	Equity component of convertible debt	6	5
	Foreign exchange adjustment on equity component of convertible debt	(1)	–

	Balance under U.S. GAAP	$169	$206

Algoma Annual Report 2003 \ 55

			December 31	December 31
			2003	2002

(iv)	Shareholders’ equity
	[a]	Capital stock
		Balance under Canadian GAAP	$215	$214
		Ascribed value of holder conversion option credited on conversion	(9)	(8)

		Balance under U.S. GAAP	$206	$206

	[b]	Convertible long-term debt
		Balance under Canadian GAAP	$19	$19
		Reclassified to long-term debt	(6)	(5)
		Ascribed value of holder conversion option	(13)	(14)

		Balance under U.S. GAAP	$–	$–

	[c]	Contributed surplus
		Balance under Canadian GAAP	$112	$96
		Ascribed value of holder conversion option on convertible long-term
		debt at January 31, 2002	22	22

		Balance under U.S. GAAP	$134	$118

	[d]	Retained earnings
		Balance under Canadian GAAP	$24	$16
		Foreign exchange adjustment on equity component of long-term debt	1	–

		Balance under U.S. GAAP	$25	$16

	[e]	Accumulated other comprehensive loss
		Balance under Canadian GAAP	$–	$–
		Fair value of swap contracts	4	–
		Additional minimum pension liability	(52)	(5)

		Balance under U.S. GAAP	$(48)	$(5)

(c)	The accounts receivable balance at December 31, 2003 includes a $2 million allowance for doubtful accounts (December 31, 2002 – $3 million).

(d)
Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization outlined in note 1 expire on July 31, 2004.

Note 24 Subsequent Events

On February 6, 2004, the Corporation entered into an agreement with a syndicate of underwriters which has agreed to purchase, on a bought-deal basis, 8,500,000 newly issued common shares at a price of $8.55 per share for total gross proceeds of $72.675. The Corporation has provided the underwriters with an option to increase the offering by up to 1,500,000 common shares. Should this option be exercised in full, the total gross proceeds of the public offering will be $85.5. The offering is subject to receipt of all necessary regulatory approvals.

The Corporation plans to use the net proceeds of this offering for general corporate purposes which may include reduction of bank indebtedness. Closing of the offering is expected to occur on or about February 26, 2004.

From January 1 to February 6, 2004, $19,584,000 U.S. of the 1% convertible Notes were converted to 3,133,440 common shares.